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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF              MARCH                , 2004
                 ---------------------------------

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):





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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                           PERUSAHAAN PERSEROAN (PERSERO)
                                           PT TELEKOMUNIKASI INDONESIA
                                           -------------------------------------
                                                       (REGISTRANT)





DATE              MARCH 17, 2004           BY /s/ Rochiman Sukarno
     ----------------------------------       ----------------------------------
                                                        (SIGNATURE)

                                                        ROCHIMAN SUKARNO
                                                  HEAD OF INVESTOR RELATION UNIT





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                                  PRESS RELEASE
                                  -------------
                           No.TEL.143 /PR000/UHI/2004

              TELKOM OWNS 100% SHARES OF PT PRAMINDO IKAT NUSANTARA

JAKARTA, MARCH 17, 2004 - We hereby announced that on March 15, 2004, PT (Persero) Telekomunikasi Indonesia Tbk. (TELKOM) has completed the payment for the call option of TELKOM's promissory notes which was issued as a result of the buy-out of PT Pramindo Ikat Nusantara (Pramindo), TELKOM's KSO Partner in Division I Sumatra pursuant to the Sale and Purchase Agreement signed by TELKOM and the shareholders of Pramindo on August 15, 2004. Subsequent to the payment of the promissory notes, TELKOM now legally owns 100% of the issued and fully paid shares of Pramindo.

TELKOM has previously consolidated Pramindo notwithstanding its current lack of majority ownership because it has been granted unilateral control over Pramindo and KSO I pursuant to a Conditional Sales and Purchase Agreement entered between TELKOM and the shareholders of Pramindo.

As stated in our previous release, TELKOM financed the call option through a short term loan agreement with FAMRO Bank N.V. Jakarta (ABN-AMRO) in the amount of USD129,655,953.00 issued on March 15, 2004. Installment and interest shall be paid to ABN-AMRO in 10 month of monthly basis payments starting from March 31, 2004 until December 31, 2004.

We believe that the 100% ownership in Pramindo is beneficial to TELKOM's business from the commercial and financial perspective, because it enable TELKOM to obtain full control over development of the network in Regional Division I Sumatra and provides TELKOM direct access to a significant larger base of end-users and potential customers, particularly corporate customers.




ROCHIMAN SUKARNO
----------------
Head of Investor Relations


For further information, please contact:


Investor  Relations Unit
Phone:    62-21-5215109
Fax:      62-21-5220500
E-mail:   investor@telkom.co.id
Website:  www.telkom.co.id